UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934


                           OMNIMED INTERNATIONAL, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)



                     Common Stock, par value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    09058G304
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                   Lyle Hauser
                            c/o Vantage Holding Ltd.
                 67 Wall Street, Ste. 2211, New York, NY, 10005
--------------------------------------------------------------------------------
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)



                                November 1, 2005
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
------------------- ------------------------------

CUSIP No.           09058G304
------------------- ------------------------------

--------- ----------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

          Vantage Holding Ltd.
--------- ----------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)
               (a)  [_]

               (b)  [_]
--------- ----------------------------------------------------------------------
3         SEC USE ONLY

--------- ----------------------------------------------------------------------
4         SOURCE OF FUNDS (See Instructions)

          OO
--------- ----------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(D) OR 2(E)

          [ ]
--------- ----------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States
----------------- ------ -------------------------------------------------------
   NUMBER OF      7      SOLE VOTING POWER

     SHARES              6,221,250
                  ------ -------------------------------------------------------
  BENEFICIALLY    8      SHARED VOTING POWER

    OWNED BY
                  ------ -------------------------------------------------------
      EACH        9      SOLE DISPOSITIVE POWER

   REPORTING             6,221,250
                  ------ -------------------------------------------------------
     PERSON       10     SHARED DISPOSITIVE POWER

      WITH
--------- ----------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          6,221,250
--------- ----------------------------------------------------------------------
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)
          [-]
--------- ----------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          52.2
--------- ----------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (See Instructions)

          CO
--------- ----------------------------------------------------------------------

Item 1.  Security and Issuer

The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of Bio-Solutions International, Inc., a Nevada corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 2 Ridgedale Avenue, Ste. 217, Cedar Knolls, New Jersey, 07927.

Item 2. Identity and Background

(a) This statement is being filed by Vantage Holding Ltd. (the "Reporting Person").

(b) The business address of the Reporting Person is 67 Wall Street, Ste. 2211, New York, NY 10005.

(c) The Reporting Person's present principal business is business consulting services.

(d) The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanours).

(e) The Reporting Person has not, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Considerations

     Pursuant to an Agreement and Plan of Merger ("the Merger Agreement") dated November 1, 2005 among the Issuer, OmniMed Acquisition Corp., a Nevada corporation and a wholly owned subsidiary of the Issuer, OmniMed International, Inc., a Nevada corporation ("OmniMed"), and the shareholders of OmniMed (the "OmniMed Shareholders"), the Reporting Person acquired 6,221,250 shares of common stock of the Issuer in consideration for 13,106,250 shares of common stock of Omnimed.

Item 4.  Purpose of Transaction

     The Reporting Person entered into the above-described transaction to effect a change in control of the Issuer.

     Since the November 1, 2005 change in control of the Issuer, the Issuer's principal business has changed to developing a system for gathering, digitizing, storing and distributing information for the healthcare field. The holders of a majority of the Issuer's outstanding voting capital stock plan to cause an amendment to the Issuer's Articles of Incorporation, as amended, to increase the authorized number of shares of Common Stock of the Issuer and to clarify and better define the powers and authority of the Board of Directors of the Issuer to designate and issue shares of the Issuer's previously authorized preferred stock.

     Except as described above, the Reporting Person has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

Item 5.  Interest in Securities of the Issuer

     The Reporting Person currently owns 6,221,250 shares of common stock of the Issuer, which represents 52.2% of the Issuer's common stock based on 11,915,594 shares of common stock issued and outstanding. Lyle Hauser has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

     Except as set out above, the Reporting Person has not effected any other transaction in any securities of the Issuer in the past sixty days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         See Item 3 above.

Item 7.  Material to Be Filed as Exhibits

Exhibit
Number                         Description
--------  ----------------------------------------------------------------------
99.1 Agreement and Plan of Merger made as of November 1, 2005 among Bio-Solutions International, Inc., OmniMed Acquisition Corp., OmniMed International, Inc., and the shareholders of OmniMed International, Inc. (Incorporated by reference to the Issuer's Form 8-K filed with the Securities and Exchange Commission on November 7, 2005)


SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   December 5, 2005


/s/ Lyle Hauser
-----------------
Lyle Hauser
President, Vantage Holding Ltd.